December 22, 2017

Dorrie Yale

Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	resTORbio, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted December 1, 2017

CIK No. 0001720580

Dear Ms. Yale:

On behalf of our client, resTORbio, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on December 1, 2017, as set forth in your letter, dated December 15, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amended DRS (marked to show changes from the Draft Registration Statement).

Amendment No. 1 to Draft Registration Statement on Form S-1

Company Management and Investors, page 4

1.	We note your response to prior comment 1. Please revise this section of the Summary to clarify PureTech’s role in founding resTORbio, Inc. as a subsidiary corporation and in conducting business and research efforts involving TORC1 technology over the past three years. In terms of business development, we note, for instance, that your disclosure on page 104 indicates that it was PureTech that conducted the medical survey to assess whether Phase 2a results were clinically meaningful. In addition, your Summary disclosure should clarify your current affiliation with PureTech in terms of ownership, control and shared resources/operations. To the extent that this affiliation changed in November 2017 as a result of the Series B financing, as suggested by your response, please revise to explain this recent development.

RESPONSE: The Company advises the Staff that it has revised pages 1 and 100 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that other than through its founding and support of the Company, PureTech has not conducted research efforts involving TORC1 technology.

Business

Immunosenescence and Respiratory Tract Infections in the Elderly, page 104

2.	We refer to your revised disclosure regarding the market survey conducted by PureTech Health. Please revise to provide additional details regarding the content of the market survey and its results. Also explain how you determined that the market survey results “suggested” that the Phase 2a trial results were “clinically significant.” Also, revise your disclosures here and/or on page 1 so that they are consistent. In this regard, we note that your disclosure on page 1 indicates without explanation or qualification that the trial results were clinically meaningful.

RESPONSE: The Company advises the Staff that it has revised page 104 in response to the Staff’s comment and included further detail on the methodology in the market survey referenced by the Staff. With respect to the Staff’s note regarding the Company’s disclosure on page 1, the Company supplementally advises the Staff that it views the results from the Phase 2a clinical trial were clinically meaningful and that the results from the market survey provide additional support for this view as they included opinions and feedback from multiple payers and physicians. The Company advises the Staff that it did not intend to suggest that the responses from this market survey alone led to its view that results from the Phase 2a clinical trial were clinically meaningful. Therefore, in this regard, the Company does not believe that there is a need to qualify its view on page 1 by reference to the market survey or that there is an inconsistency in the disclosures set forth on page 1 and page 104.

Clinical Development of RTB101 Alone and in Combination with Everolimus, page 108

3.	We refer to your discussion of study results, which include references to p-values. Please explain how these values relate to the FDA’s evidentiary standards of efficacy. Refer to prior comment 2.

RESPONSE: The Company advises the Staff that it has revised page 109 in response to the Staff’s comment.

4.	Please revise to identify who sponsored or conducted each of the referenced preclinical and clinical trials and indicate when such trials were conducted. Also revise your disclosure on page 108 to clarify whether the “previous Phase 2a clinical trial” that you reference is the same trial that you discuss under the next sub-heading. If more than one Phase 2a trial for RTB101 were conducted, please revise so that your disclosure addresses both trials.

RESPONSE: The Company advises the Staff that it has revised page 108 in response to the Staff’s comment. The Company supplementally advises the Staff that the “previous Phase 2a clinical trial” references a clinical trial conducted by Novartis which evaluated everolimus alone and did not evaluate RTB101.

Transactions With Related Persons, page 155

5.	With reference to page F-15, please tell us where your related party disclosures address the “tranche rights” held by PureTech and Novartis. Also, revise to clarify the current status of these rights.

RESPONSE: The Company advises the Staff that it has revised page 155 in response to the Staff’s comment to summarize the tranche rights referred to on page F-15 and clarify the current status of these tranche rights. In addition, for clarification, the Company supplementally advises the Staff that the tranche rights were held by PureTech and no tranche rights were held by Novartis.

6.	We note your response to prior comment 11 and continue to evaluate your revised disclosures on page 155 concerning Founders Shares and on page 156 concerning PureTech Health Shared Resources. Please revise to disclose the approximate dollar value of the amount involved in the March 2017 transaction with PureTech. Also tell us whether the date of issuance is the same date as the issuance of the Series A preferred shares.

RESPONSE: The Company advises the Staff that it has revised page 155 in response to the Staff’s comment. The Company supplementally advises the Staff that the 2,415,300 founder shares were issued to PureTech Health on March 1, 2017 at par value, the fair market value of the shares at the time of their issuance for an aggregate price of $242, and the Series A preferred shares were issued on March 23, 2017.

Principal Stockholders, page 159

7.	Please revise footnote 1 on page 160 to identify the individuals with voting and/or investment power over the shares.

RESPONSE: The Company advises the Staff that it has revised page 160 in response to the Staff’s comment and has indicated that none of the members of PureTech Health’s board of directors has individual voting or investment power with respect to PureTech Health’s shares of the Company’s stock.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1955.

Sincerely,

/s/ Danielle M. Lauzon
Danielle M. Lauzon

Enclosures

cc:	Chen Schor, resTORbio, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

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